Exhibit 12.1
KB Home
Computation of Ratios of Earnings to Fixed Charges
(In thousands, except ratios)

	Six Months Ended May 31,		Years Ended November 30,
	2014	2013	2013	2012	2011	2010	2009
EARNINGS
Income (loss) from operations before income taxes	$37,687	$(16,531)	$38,363	$(79,053)	$(181,168)	$(76,368)	$(311,184)
Add:
Interest incurred	82,438	67,911	149,101	132,657	112,037	122,230	119,602
Amortization of premiums and discounts related to debt	3,360	2,387	5,347	3,016	2,150	2,149	1,586
Portion of rent expense considered to be interest	1,776	1,690	3,204	3,096	3,517	4,658	7,507
Amortization of previously capitalized interest	37,702	40,271	87,414	78,630	79,338	95,236	138,179
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	(1,900)	1,553	2,882	1,519	45,256	19,638	43,262
Deduct:
Interest capitalized	(62,604)	(38,164)	(86,411)	(62,853)	(62,833)	(53,923)	(67,839)
Income (loss) as adjusted	$98,459	$59,117	$199,900	$77,012	$(1,703)	$113,620	$(68,887)

FIXED CHARGES
Interest incurred	$82,438	$67,911	$149,101	$132,657	$112,037	$122,230	$119,602
Amortization of premiums and discounts related to debt	3,360	2,387	5,347	3,016	2,150	2,149	1,586
Portion of rent expense considered to be interest	1,776	1,690	3,204	3,096	3,517	4,658	7,507
	$87,574	$71,988	$157,652	$138,769	$117,704	$129,037	$128,695

Ratio of earnings to fixed charges	1.12 x	—	1.27 x	—	—	—	—

Coverage deficiency (a)	$—	$(12,871)	$—	$(61,757)	$(119,407)	$(15,417)	$(197,582)

(a)
Earnings for the six months ended May 31, 2013 were insufficient to cover fixed charges for the period by $12.9 million. Earnings for the years ended November 30, 2012, 2011, 2010 and 2009 were insufficient to cover fixed charges for the respective period by $61.8 million, $119.4 million, $15.4 million and $197.6 million, respectively.